UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2015

Guadalajara, Jalisco, Mexico, October 22, 2015 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2015. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). As a result of our acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) our summary consolidated financial and operating information for the nine months ended September 30, 2015 includes the consolidation of the Montego Bay Airport (“MBJ”) from January 1, 2015. Therefore, financial and operating information since January 1, 2015 may not be directly comparable with financial and operating information prior to that date. All peso amounts are presented in nominal pesos.

Summary of 3Q15 vs. 3Q14:

•      The sum of aeronautical and non-aeronautical services revenues increased by Ps. 617.4 million, or 47.8%. Total revenues increased 57.7%, or Ps. 790.0 million.

•      Cost of services increased by Ps. 101.1 million, or 33.3%, compared to 3Q14.

•      Operating income increased by Ps. 525.2 million, or 80.5%.

•      EBITDA increased by Ps. 617.5 million, or 70.5%, in 3Q15 compared to 3Q14. EBITDA margin (excluding the effects of IFRIC 12) increased from 67.8% in 3Q14 to 78.2% in 3Q15 due in part to recognition of a gain in the fair value of the acquisition of DCA and MBJ, which generated one-time other income of Ps. 161.9 million.

•	Net income and comprehensive income increased in 3Q15 by Ps. 462.4 million, or 86.6%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

Operating Results

During the third quarter of 2015, total terminal passengers in the Company’s Mexican airports increased by 863.0 thousand, representing a 14.1% increase compared to the same period the previous year. In the Montego Bay airport, the number of total terminal passengers increased by 20.0 thousand passengers. Domestic passenger traffic in the Company’s Mexican airports increased by 597.4 thousand passengers, while international passenger traffic increased by 265.6 thousand passengers.

Total passenger traffic growth during the third quarter of 2015 was mainly driven by increases at the Guadalajara (14.4%), Tijuana (16.0%), Puerto Vallarta (17.7%), Guanajuato (28.1%) and Los Cabos (10.6%) airports, where traffic increased by 329.0 thousand, 179.8 thousand, 105.6 thousand, 92.4 thousand and 83.1 thousand passengers, respectively. It is important to mention the opening of the following routes during 3Q15:

Domestic:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

International:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

GAP Third Quarter 2015 Report	Page 2 of 22

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Third Quarter 2015 Report	Page 3 of 22

Total Terminal Passengers (in thousands):

Montego Bay Airport (in thousands):

GAP Third Quarter 2015 Report	Page 4 of 22

Consolidated Results for the third quarter of 2015 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 17.0895 per U.S. dollar (noon buying rate on September 30, 2015, as published by the Board of Governors of the Federal Reserve).

- For purposes of the consolidation of the Montego Bay airport, the average exchange rate for the three months ended September 30, 2015 of Ps. 16.4058 per U.S. Dollar was used in accordance with applicable norms.

GAP Third Quarter 2015 Report	Page 5 of 22

Revenues (3Q15 vs 3Q14)

•	Aeronautical services revenues increased by Ps. 444.7 million, or 45.8%.
•	Non-aeronautical services revenues increased by Ps. 172.6 million, or 53.8%.
•	Improvements to concession assets services rose Ps. 172.6 million, or 221.8%.
•	Total revenues increased by Ps. 790.0 million, or 57.7%.

–	Aeronautical services revenues increased by Ps. 444.7 million, or 45.8%, during 3Q15, mainly due to the consolidation of the Montego Bay airport, which earned aeronautical services revenues of Ps. 241.1 million, in addition to an increase of Ps. 203.6 million, or 21.0%, in revenues from the Company´s Mexican airports as a result of increases in total passenger traffic and by the increase in passenger charges for 2015.

–	Non-aeronautical services revenues increased by Ps. 172.6 million, or 53.8%, during 3Q15 compared to 3Q14, mainly due to the consolidation of the Montego Bay airport, which earned non-aeronautical services revenues of Ps. 92.4 million. Revenues from businesses operated by third parties in the Company’s Mexican airports increased Ps. 48.1 million, or 26.0%, primarily due to revenues from car rental companies, leasing of space, timeshare developers, food and beverage, ground transportation and duty-free stores, which together increased by Ps. 43.2 million, or 29.0%. Revenues from businesses operated directly by the Company increased Ps. 30.2 million, or 30.0%, mainly due to revenues from convenience stores, advertising and VIP lounges.

Amounts expressed in thousands of Mexican pesos

3Q15 figures include revenues from the Montego Bay airport.

GAP Third Quarter 2015 Report	Page 6 of 22

–	Improvements to concession assets services[1]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 172.6 million, or 221.8%, due to 2015 marking the beginning of the new Master Development Program for the 2015-2019 period, and it represents the greatest committed investment for the Company to date. During 3Q15, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 3Q15 increased by Ps. 264.8 million, or 37.0% compared to 3Q14, primarily due to the consolidation of the Montego Bay airport, which had operating expenses of Ps. 203.1 million, in line with our expectations. This amount primarily comprised concession taxes of Ps. 40.5 million, depreciation and amortization costs of Ps. 33.2 million, employee costs of Ps. 25.6 million, utilities of Ps. 21.6 million, safety, security and insurance of Ps. 15.6 million, maintenance of Ps. 15.4 million, and the amortization of the Montego Bay airport concession’s fair value by Ps. 38.3 million; the value of the concession was determined from the fair value of the DCA and MBJ acquisition.

➢ Operating costs for the Mexican airports in 3Q15 increased by Ps. 61.7 million, or 8.6% compared to 3Q14, which is explained below.

➢ Cost of services for the Mexican airports increased by Ps. 10.1 million, or 3.3%, in 3Q15 compared to 3Q14, and was comprised primarily of the following costs:

-	Other operating expenses for 3Q15 increased by Ps. 7.2 million, or 14.3%, due to an increase in supplies for convenience stores of Ps. 4.2 million, professional services fees of Ps. 1.9 million and an increase in the reserve for doubtful accounts of Ps. 1.0 million, among others.

-	Maintenance costs for 3Q15 increased by Ps. 6.8 million, or 11.5% compared to 3Q14, due mainly to maintenance for checked baggage inspection equipment, materials for baggage equipment and air conditioning equipment.

-	Employee costs increased by Ps. 5.1 million, or 5.3% compared to 3Q14.

-	Utility costs declined Ps. 9.5 million, or 19.9% compared to 3Q14, mainly due to a decline in electricity consumption costs resulting from cost control initiatives implemented at the airports.

➢ Other Income for 3Q15 increased by Ps. 169.3 million, mainly due to the recognition of a Ps. 161.9 million gain in fair value determination for the acquisition of DCA and MBJ, which was a one-time effect and will be further explained under Fair Value of the DCA-MBJ Acquisition Assets below.

GAP Third Quarter 2015 Report	Page 7 of 22

➢ Cost of improvements to concession assets (IFRIC 12) during 3Q15 increased by Ps. 172.6 million, or 221.8% compared to 3Q14. In 3Q15, Montego Bay airport did not undertake any improvements to concession assets.

Operating margin for 3Q15 increased by 690 basis points, from 47.7% in 3Q14 to 54.6% in 3Q15. Operating margin, excluding the effects of IFRIC 12, increased by 1,120 basis points from 50.5% to 61.7% in 3Q15. The nominal value of operating income increased Ps. 525.2 million, or 80.5%.

EBITDA margin increased by 520 basis points, from 63.9% in 3Q14 to 69.1% in 3Q15. EBITDA margin, excluding the effects of IFRIC 12, increased by 1040 basis points, from 67.8% in 3Q14 to 78.2% in 3Q15. The nominal value of EBITDA increased Ps. 617.5 million, or 70.5%; of which the Montego Bay airport contributed Ps. 202.1 million and the recognition of a gain from the determination of fair value of the DCA and MBJ acquisition contributed Ps. 161.9 million.

Finance expense increased Ps. 401.8 million, from an income of Ps. 7.0 million in 3Q14 to an expense of Ps. 408.7 million in 3Q15. This expense increase was mainly due to a foreign exchange rate loss during 3Q15 of Ps. 275.4 million, derived from the US$ 191.0 million U.S. dollar-denominated loan entered into in connection with the acquisition of DCA. Additionally, the Company recognized a foreign exchange rate loss of Ps. 100.7 million from the determination of the fair value of DCA. The effect of the foreign exchange rate loss was partially offset by the recognition of Ps. 360.9 million in revenues from currency translation effects in 3Q15 comprehensive income, in accordance with applicable norms. Additionally, the Company had the following financial expenses: (i) the financing interest expenses related to Montego Bay Airport debt, which were Ps. 20.9 million, (ii) interest expenses paid on loans for capital investments in Mexico of Ps. 21.7 million and (iii) financing interest expenses on the loan for the acquisition of DCA of Ps. 7.1 million. These expenses were partially offset by an increase in interest income of Ps. 24.5 million.

Net income and comprehensive income in 3Q15 increased by Ps. 462.4 million, or 86.6% compared to 3Q14, mainly due to Ps. 87.2 million contributed by the Montego Bay airport and Ps. 161.9 million as a result of the gain from the fair value determination of the acquisition of DCA and MBJ. Income taxes increased Ps. 14.0 million in 3Q15 as compared to 3Q14. Tax expense for the Montego Bay airport was Ps. 22.3 million, while the Mexican airports experienced a current tax increase of Ps. 69.6 million and a deferred tax gain of Ps. 78.0 million.

GAP Third Quarter 2015 Report	Page 8 of 22

Consolidated results for the nine months ended September 30, 2015 (in thousands of pesos):

9M14	9M15	Change
Revenues			
Aeronautical services	2,956,622	4,128,915	39.6%
Non-aeronautical services	1,022,323	1,451,125	41.9%
Improvements to concession assets (IFRIC 12)	233,502	751,420	221.8%
Total revenues	**4,212,447**	**6,331,460**	**50.3%**
Operating costs			
Costs of services:	876,861	1,201,108	37.0%
Employee costs	290,557	383,510	32.0%
Maintenance	152,664	214,463	40.5%
Safety, security & insurance	146,005	197,202	35.1%
Utilities	119,765	163,101	36.2%
Other operating expenses	167,870	242,832	44.7%
Technical assistance fees	145,456	180,527	24.1%
Concession taxes	197,607	353,674	79.0%
Depreciation and amortization	667,071	911,087	36.6%
Other expense (income)	(5,273)	(223,186)	4132.3%
Cost of improvements to concession assets (IFRIC 12)	233,502	751,420	221.8%
Total operating costs	**2,115,224**	**3,174,630**	**50.1%**
Operating income	**2,097,223**	**3,156,830**	**50.5%**
Financial (cost) income	1,560	(469,995)	(30221.7%)
Loss from minority position	-	(8,299)	(100.0%)
Earnings before income taxes	**2,098,784**	**2,678,536**	**27.6%**
Income taxes	(483,653)	(710,468)	46.9%
Net income	**1,615,130**	**1,968,068**	**21.9%**
Currency translation effect	-	344,657	100.0%
Net income and comprehensive income	**1,615,130**	**2,312,725**	**43.2%**
Non-controlling interest	-	(144,626)	(100.0%)
Net income and comprehensive income attributable to controlling interest.	**1,615,130**	**2,168,099**	**34.2%**

	9M14	9M15	Change
EBITDA	2,764,292	4,067,917	47.2%
Net income and comprehensive income	1,615,130	2,312,725	43.2%
Net income and comprehensive income per share (pesos)	2.8790	4.1225	43.2%
Net income and comprehensive income per ADS (US dollars)	1.6847	2.4123	43.2%
Operating income margin	49.8%	49.9%	0.1%
Operating income margin (excluding IFRIC 12)	52.7%	56.6%	7.3%
EBITDA margin	65.6%	64.2%	(2.1%)
EBITDA margin (excluding IFRIC 12)	69.5%	72.9%	4.9%
Costs of services and improvements / Total revenues	26.4%	30.8%	17.0%
Cost of services / Total revenues (excluding IFRIC 12)	22.0%	21.5%	(2.3%)

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 17.0895 per U.S. dollar (noon buying rate on September 30, 2015, as published by the Board of Governors of the Federal Reserve).

-For purposes of the consolidation of the Montego Bay airport, the average exchange rate for the nine months ended September 30, 2015 of Ps. 15.5486 was used, in accordance with applicable norms.

GAP Third Quarter 2015 Report	Page 9 of 22

Revenues (9M15 vs 9M14)

  Aeronautical services revenues increased by Ps. 1,172.3 million, or 39.6%.
  Non-aeronautical services revenues increased by Ps. 428.8 million, or 41.9%.
  Improvements to concession assets services increased by Ps. 517.9 million, or 221.8%.
  Total revenues increased Ps. 2,119.0 million, or 50.3%.

–	Aeronautical services revenues increased by Ps. 1,172.3 million, or 39.6%, during 9M15, mainly due to the consolidation of the Montego Bay airport, which had aeronautical services revenues of Ps. 710.9 million, in addition to an increase of Ps. 461.4 million, or 15.6%, in revenues in the Company´s Mexican airports as a result of an increase in total passenger traffic and the tariff adjustment for 2015.

–	Non-aeronautical services revenues increased by Ps. 428.8 million, or 41.9%, during 9M15 compared to 9M14, mainly due to the consolidation of the Montego Bay airport, which had non-aeronautical services revenues of Ps. 259.3 million. Revenues from businesses operated by third parties in the Company’s Mexican airports increased by Ps. 101.5 million, or 17.0%, primarily driven by revenues from duty-free stores, leasing of space, food and beverage, timeshare developers and car rental companies, which together increased by Ps. 92.8 million, or 21.6%. Revenues from businesses operated directly by the Company increased Ps. 67.7 million, or 22.2%, mainly due to an increase of Ps. 32.0 million, or 113.9%, in revenues from convenience stores (related to the opening of nine new convenience stores), as well as an increase of Ps. 16.3 million, or 56.5%, from VIP lounges (related to the opening of two new lounges).

Amounts expressed in thousands of Mexican pesos.

The accumulated figures at September 30, 2015 include revenues from the Montego Bay airport.

GAP Third Quarter 2015 Report	Page 10 of 22

–	Improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) increased Ps. 517.9 million, or 221.8%, as 2015 marks the beginning of the new Master Development Program for the 2015-2019 period, and it represents the greatest committed investment for the Company to date. During 9M15, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 9M15 increased Ps. 1,059.4 million, or 50.1% compared to 9M14, mainly due to the consolidation of the Montego Bay airport, which had operating expenses of Ps. 594.3 million, in line with our expectations. This amount was primarily comprised of concession tax costs of Ps. 124.4 million, depreciation and amortization costs of Ps. 94.7 million, employee costs of Ps. 72.7 million, utilities costs of Ps. 62.0 million, safety, security and insurance costs of Ps. 45.7 million, maintenance costs of Ps. 41.2 million, and the amortization of the Montego Bay airport concession’s fair value by Ps. 115.6 million; the value of the concession was determined from the fair value of the DCA and MBJ acquisition.

➢ Operating costs for the Mexican airports in 9M15 increased by Ps. 465.1 million, or 22.0% compared to 9M14.

➢ Cost of services for the Mexican airports increased by Ps. 71.7 million, or 8.2%, in 9M15 compared to 9M14, comprised primarily of the following costs:

-	Other operating expenses for 9M15 increased by Ps. 43.9 million, or 26.2%, compared to the same period of 2014, due to an increase in professional services fees of Ps. 25.3 million, in addition to an increase of Ps.12.9 million in supplies for convenience stores and a Ps. 4.2 million increase in the reserve for doubtful accounts,.

-	Maintenance costs for 9M15 increased by Ps. 20.6 million, or 13.5%, compared to 9M14, mainly due to maintenance on checked baggage inspection equipment, operating areas, building cleaning services, replacement of baggage equipment parts and air conditioning, as well as software licensing and updates and maintenance for computer equipment.

-	Employee costs increased by Ps. 20.2 million, or 7.0%, compared to 9M14, mainly due to an increase in wages and salaries during 9M15.

-	Utility costs declined Ps. 18.9 million, or 15.6%, in 9M15 compared to 9M14, mainly due to a decline in electricity consumption resulting from cost control initiatives implemented at the airports.

➢ Other Income during 9M15 increased by Ps. 217.9 million, mainly due to the recognition of the Ps. 161.9 million gain from the determination of the fair value for the acquisition of DCA and MBJ. This is a one-time effect that is explained further under Fair Value of the DCA-MBJ Acquisition Assets below. Other income also

GAP Third Quarter 2015 Report	Page 11 of 22

increased due to the insurance recovery of Ps. 25.9 million and other extraordinary revenues of Ps. 19.0 million, among others.

➢ Cost of improvements to concession assets (IFRIC 12) during 9M15 increased by Ps. 517.9 million, or 221.8% compared to 9M14. In 9M15, Montego Bay airport did not undertake any improvements to concession assets.

Operating margin for 9M15 increased by 10 basis points, from 49.8% in 9M14 to 49.9% in 9M15. Operating margin, excluding the effects of IFRIC 12, increased by 390 basis points, from 52.7% in 9M14 to 56.6% in 9M15. The nominal value of operating income increased by Ps. 1,059.6 million, or 50.5%.

EBITDA margin decreased by 140 basis points, from 65.6% in 9M14 to 64.2% in 9M15. EBITDA margin, excluding the effects of IFRIC 12, increased by 340 basis points from 69.5% in 9M14 to 72.9% in 9M15. Nominal EBITDA value increased by Ps. 1,303.6 million, or 47.2%; of which the Montego Bay airport contributed Ps. 586.1 million and the recognition of a gain from the determination of the fair value of the DCA and MBJ acquisition contributed Ps. 161.9 million.

Finance results decreased by Ps. 471.6 million, from an income of Ps. 1.6 million in 9M14 to an expense of Ps. 470.0 million in 9M15. This decrease was mainly due to a foreign exchange rate loss during 9M15 of Ps. 384.0 million, as a result of a peso depreciation from Ps. 14.71 at December 31, 2014 to Ps. 17.01 at September 30, 2015 per U.S. dollar, derived from the US$ 191.0 million U.S. dollar-denominated loan obtained in connection with the acquisition of DCA. The effect of the foreign exchange rate loss was partially offset by the recognition of Ps. 344.7 million in revenues from currency translation effects in 9M15 comprehensive income, in accordance with applicable norms. Additionally, the Company had the following financial expenses: (i) Ps. 47.4 million in financing interest expenses related to the Montego Bay airport’s debt; (ii) interest expense paid on loans for capital investments in Mexico of Ps. 52.5 million and (iii) Ps. 16.3 million in financing interest expense paid for the acquisition of DCA. These expenses were partially offset by an increase in interest income of Ps. 28.9 million.

Net income and comprehensive income in 9M15 increased by Ps. 697.6 million, or 43.2% compared to 9M14, mainly due to Ps. 260.1 million contributed by the Montego Bay airport and Ps. 161.9 million as a result of the gain from the fair value determination of the acquisition of DCA and MBJ. Income taxes increased Ps. 226.8 million in 9M15 compared to 9M14. The Montego Bay airport’s tax expense was Ps. 68.4 million, while the Mexican airports had a current tax of Ps. 84.1 million and an increase in deferred tax expenses of Ps. 74.3 million due to inflation of 0.70% in 9M15 compared to inflation of 2.19% in 9M14.

Statement of Financial Position

The consolidation of DCA and MBJ had a positive impact on the following items in the Company’s financial statements as of September 30, 2015: cash and cash equivalents of Ps. 699.7 million, trade accounts receivable of Ps. 78.7 million, equipment and machinery of Ps. 408.1 million, improvements to concession assets of

GAP Third Quarter 2015 Report	Page 12 of 22

Ps. 1,965.5 million, airport concessions of Ps. 2,961.1 million, as well as the recognition of financial liabilities of Ps. 619.1 million, accounts payable of Ps. 150.4 million and deferred income tax of Ps. 820.8 million.

Total liabilities increased by Ps. 7,083.3 million compared to the same period in 2014. This increase was primarily due to: i) the US $191.0 million (Ps. 3,248.4 million) bridge loan obtained for the acquisition of 100% of DCA’s shares, ii) a Ps. 850.0 million increase in capital market debt for capital expenditures financing, iii) Montego Bay Airport financial debt of Ps. 620.1 million and iv) deferred tax liabilities of Ps. 820.8 million due to MBJ’s Concession value. Additionally, the Company recognized the pending dividend payment of Ps. 788.3 million and accounts payable of Ps. 335.4 million, among other liabilities.

Fair Value of the DCA-MBJ Acquisition Assets

The acquisition of businesses is accounted for, in accordance with NIIF 3 Combination of Businesses, under the purchase method and requires the identification of goodwill or a gain in the fair value due to the transaction.

The Company has completed its measurement of the fair value of the acquired assets and assumed liabilities as a result of the DCA-MBJ acquisition, as well as their accounting treatment. DCA’s participation in the SCL Terminal Aéreo Santiago, S.A. (“SCL”), however, was not recognized since this concession terminated on September 30, 2015; this investment will result in a recovery value of approximately US$ 3.5 million.

The acquired net controlled asset value results of the measurement of the fair value of the net assets from the acquisition of DCA and MBJ of Ps. 3,805.2 million, minus the non-controlling interest of Ps. 813.5 million resulting to equaled Ps. 2,991.7 million. This amount, when compared to the total payment amount of Ps. 2,829.8 million at the acquisition date, generates a gain in fair value of Ps. 161.9 million, which is recognized in the consolidated comprehensive financial statements under Other Revenue.

Recent Events

On September 25, 2015, the Company announced the signing of two loan agreements, one with Scotiabank and one with BBVA Bancomer, each in the amount of US$ 95.5 million. The proceeds are for the long-term refinancing of the bridge loan obtained in April 2015 for the acquisition of DCA. These contracts have a disbursement period of 180 days; GAP expects to use the funds during 2016. The refinancing of the bridge loan will not increase the current leverage of the Company.

On September 30, 2015, the concession to operate the Santiago Airport in Chile expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. However, there is a one-year period during which SCL remains responsible for latent defects.

GAP Third Quarter 2015 Report	Page 13 of 22

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming fiscal years:

Accounting Standard	Effective
IFRS 14, Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendment to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 16 and IAS 41, Agriculture: Bearer Plants	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

* * *

GAP Third Quarter 2015 Report	Page 14 of 22

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Third Quarter 2015 Report	Page 15 of 22

Exhibit A: Operating results by airport (in thousands of pesos):

GAP Third Quarter 2015 Report	Page 16 of 22

Exhibit A: Operating results by airport (in thousands of pesos) - continued:

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP Third Quarter 2015 Report	Page 17 of 22

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

GAP Third Quarter 2015 Report	Page 18 of 22

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

GAP Third Quarter 2015 Report	Page 19 of 22

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

GAP Third Quarter 2015 Report	Page 20 of 22

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of January 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, as of January 1, 2015, DCA holds a 14.77% stake in the Santiago de Chile airport, the results of which are recognized through the participation method. It is important to mention that, on September 30, 2015, the concession to operate the Santiago Airport in Chile expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because, for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

GAP Third Quarter 2015 Report	Page 21 of 22

Exhibit F: Other operating data (in thousands of pesos):

WLU – Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Total passengers, cargo volumes and WLU corresponding to 2015 exercise include figures from the Montego Bay airport.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with our Master Development Plan. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as the EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

GAP Third Quarter 2015 Report	Page 22 of 22

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: October 22, 2015